The Hillman Companies, Inc.

10590 Hamilton Avenue

Cincinatti, OH 45231-1764

September 19, 2011

VIA EDGAR

John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Hillman Companies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 31, 2011

Response Letter Dated August 5, 2011

File No: 1-13293

Dear Mr. Hartz:

The Hillman Companies, Inc. (the “Company” or “Hillman”) hereby acknowledges receipt of the comment letter, dated August 23, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010 (the “Form 10-K”) and hereby submits this letter in response. The Staff’s comments are reprinted below and are followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

Note 6 –Income Taxes

1.	Comment: We note your response to our prior comment number three. Please refer to ASC 805-10-25-23 and explain why you have capitalized these merger related costs.

Response: The Company acknowledges the Staff’s comment and notes all acquisition-related costs were recorded as expenses in the periods in which the costs were incurred in

John Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

September 19, 2011

accordance with ASC 805-10-25-23. For income tax purposes, certain costs were capitalized resulting in the deferred tax asset described in the Company’s disclosure. The Company will clarify Note 6 – Income Taxes to its consolidated financial statements filed in future applicable filings with the Commission to include the following disclosure:

“In 2010, costs totaling $4,887 were capitalized for income tax purposes in connection with the 2010 Merger Transaction, including $1,138 of investment banking fees, $1,070 of consulting and advisory fees, $2,117 of legal fees and $562 of other miscellaneous transaction costs. These costs were expensed for book purposes resulting in a deferred tax asset of $1,887. The Company has established a valuation allowance of $914 in the Predecessor period and $973 in the Successor period for the entire amount of the deferred tax asset related to these non-amortizable capitalized costs.”

Note 21 – Segment and Geographic Information, page 82

2.	Comment: We note your response to our prior comment number four. It appears from the information you provided us that your CODM receives discrete financial information at the product line level. We further note both sales data and a measure of profitability are presented (gross margins) for those product lines. As such, tell us how you determined that these do not represent operating segments. We also note gross margins for these components appear to vary significantly. Please tell us why you believe these operating segments have similar economic characteristic to warrant aggregation into a single segment. Please refer to ASC 280-10-50-11.

Response: The Company acknowledges the Staff’s comment and, based on the segment criteria identified in ASC 280-10-50 and the facts presented below, the Company has determined that it had one material operating segment and three immaterial operating segments at December 31, 2010.

The Company has separate operations in Canada and Mexico distributing hardware items to hardware stores, home centers, mass merchants, and other retail outlets. Each of the Canadian and Mexican subsidiaries has its own facilities, local management and employees. Discrete financial information is included in the Monthly Performance Report1 with respect to the Canadian and Mexican operations which is reviewed by the Company’s chief operating decision maker (“CODM”) and utilized to make resource allocation decisions. The Company included revenue and asset information for Canada and Mexico in the segment note to the consolidated financial statements for the year ended December 31, 2010.

[1]	See pages 17-20 of the Monthly Performance Report for March 2011 previously provided to the Commission in connection with the Company’s August 5, 2011 response letter.

John Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

September 19, 2011

The Company also acknowledges that the All Points Inc. subsidiary (“All Points”) meets the definition of an operating segment due to the Company’s CODM utilizing discrete financial information to make resource allocation decisions. All Points sells fasteners and hurricane protection products into the contractor and construction markets in central and southern Florida. The business is operated as a standalone subsidiary with its own facilities, employees and management. For the year ended December 31, 2010, revenue from Canada, Mexico and All Points together represented less than 6.5% of the Company’s total revenue and 1.0% of the Company’s total assets. In future applicable filings with the Commission, the Company will revise its disclosure in the notes to the consolidated financial statements to separately include segment revenue, operating income and assets for the material operating segment and for each of Canada, Mexico and All Points.

On December 29, 2010, the Company acquired all of the equity interest in Serv-A-Lite Products, Inc. (“Serv-A-Lite”). There was no financial statement activity relating to Serv-A-Lite between the Serv-A-Lite acquisition date and December 31, 2010, so segment information was not applicable at the December 31. 2010 year end. The Company did generate separate, discreet financial information for Serv-A-Lite during the first six months of 2011. See pages 17 and 18 of the Monthly Performance report previously provided to the Commission in connection with the Company’s August 5, 2011 response letter. In July 2011, the Serv-A-Lite systems were fully integrated with those of the Company. Back office functions for Serv-A-Lite, including accounting, human resources, marketing and purchasing were eliminated and the sales force was merged into the Company’s sales and service organization. Beginning in July 2011, separate financial information was no longer available for Serv-A-Lite and the monthly operating results for Serv-A-Lite have been merged into the results of the operating company, The Hillman Group, Inc. As a result, Serv-A-Lite will not be considered a separate operating segment for the year ended December 31, 2011.

In January 2011, the Company established a new subsidiary in Australia. As in Canada and Mexico, the operation will be locally managed and discreet financial information will be available for Australia on a standalone basis.

Also, on March 16, 2011, the Company acquired all of the membership interest in TagWorks LLC (“TagWorks”). TagWorks sells pet ID tags exclusively to a large, national pet retailer. See pages 7 and 8 of the Monthly Performance report previously provided to the Commission in connection with the Company’s August 5, 2011 response letter. TagWorks and Australia will be considered separate operating segments and segment revenue, operating income and assets with respect to these segments will be included in future applicable filings with the Commission.

As further explained below, in making this determination that the remaining operations consisting of six product categories represent one material segment (the “Hillman

John Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

September 19, 2011

Operating Segment”), the Company has focused on the information reviewed by the Company’s CODM and the way this information is used to allocate resources. The Company’s CODM is Max Hillman, Chief Executive Officer.

1.	Company Background

Hillman is a distributor of over 60,000 products to retailers including hardware stores, home centers, mass merchants, pet supply stores, and other retail outlets principally in the United States, Canada, Mexico, Australia, Latin America and the Caribbean. Product lines include thousands of small parts such as fasteners and related hardware items (nuts, bolts, washers, screws, picture hanging product, anchors, wood screws, etc.); threaded rod and metal shapes; keys, key duplication systems and accessories; builder’s hardware; and identification items, such as tags and letters, numbers, and signs. The Company sources products from over 750 vendors from around the world.

The Company supports its product sales with value added services, including the design and installation of merchandising systems and maintenance of appropriate in-store inventory levels. The breadth of the products sold requires a high level of in-store service. A typical independent hardware store may carry up to a 50 running feet and over 10,000 stock keeping units (“sku’s”) of the Company’s products. The Company utilizes a field sales and service organization of over 700 individuals to take orders, stock the shelves and maintain the displays within the retailers. Selling expenses for services described above are not tracked or allocated by product line. These selling expenses totaled $79.4 million for the year ended December 31, 2010.

The Company picks, packs and ships the 60,000 sku’s through its North American distribution network. Almost all orders are received by the Company electronically from the customer or Hillman’s field sales and service organization. Orders are received for multiple product lines and shipped in one order directly to the store location. For example, Lowe’s, the Company’s largest customer, purchases 7,000 different products from the Company including fasteners, keys, letters and signs, threaded rod and metal shapes. The Company receives a weekly order for each one of Lowe’s 1,800 store locations. The orders are sent to one of the Company’s regional distribution centers, based on geography, and all products are picked, packed, shipped and billed to Lowe’s as one order. The costs to pick, pack and ship the orders are tracked and evaluated by distribution center not by product line. These warehouse and delivery costs totaled $50.4 million for the year ended December 31, 2010.

The Company’s primary selling point is the breadth of product it offers. All products are generally sold to a single customer department (typically the Hardware or Hardlines department) and the customer’s decision maker has responsibility for purchasing decisions across all our product lines. For example, we just participated in a competitive

John Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

September 19, 2011

line review for Tractor Supply in Canada. The line review included fasteners, threaded rod and builder hardware. Hillman was awarded the business for all three categories as part of one buying decision. The Company’s ability to provide vendor consolidation is a selling advantage for its business.

2.	Financial information

a.	Although certain financial data is available by product line, it is not the basis for the CODM’s decision making or allocation of resources.

i.	The Monthly Performance Report typically contains 50-60 pages of data. The vast majority of the data is presented on a consolidated basis. The internal Management Discussion & Analysis on pages 12 and 13 of the Monthly Performance Report does not include sales or margin by product line. Margin is only discussed in the aggregate.

ii.	The key daily and monthly reporting utilized by the CODM to make allocation decisions is primarily driven by revenue or by operational efficiencies. For example, on a daily basis the CODM reviews two reports. One report compares month-to-date sales activity versus plan and prior year. The report is organized by channel and customer. Secondly, the CODM reviews the open order backlog. This report is organized by distribution center, channel or customer. The CODM obtains a detailed report on distribution center efficiency at the end of every month. The report focuses on distribution costs (labor, freight, supplies) as a percent of total shipments for each distribution center. There is no separate breakdown by product category.

iii.	Management Discussion & Analysis in the Company’s periodic reports and public filings excludes any mention of product line or margin.

iv.	There is no mention of product line revenue or margin during the Company’s investor conference calls.

b.

The depth of the product line financial information provided to the CODM in the Monthly Performance Report is incomplete. Although product margin data is provided as noted on pages 10 and 41-44 of the Monthly Performance Report, the Company does not view this as an accurate or complete measure of profitability. For the year ended December 31, 2010, operating expenses, excluding acquisition and integration costs were $205.7 million or 44.5% of revenue. Operating expenses, including selling, distribution and administrative costs are not included in the gross

John Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

September 19, 2011

margin percentages detailed in the Monthly Performance Report nor are they allocated to product lines in any other information provided on a monthly or periodic basis to the CODM. The gross margin data, in and of its self, is not sufficiently detailed to serve as the basis for resource allocation decisions.

c.	There is no allocation of balance sheet information to the various product lines. Inventory is not segregated by product line. Property and equipment such as facilities, packaging and computer equipment are shared by all product categories and are not tracked and accounted for by category. As previously noted, multiple product lines are billed on one invoice, and therefore, accounts receivable, is consolidated by product line.

3.	Resource Allocation By CODM

a.	Organizational Structure

i.	ASC-280-10-50-7 states “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title.” Management at the Company is structured functionally or, in the case of sales executives and managers, by customer, geography or channel. As detailed in the organizational chart previously provided to the Commission, there are no executives or senior managers with specific product line responsibility. There is no function within the organizational structured by product line.

b.	Operations

i.	Most of the Company’s customers, including its top five customers (Lowe’s, Home Depot, Wal-Mart, Ace and TruValue), purchase multiple product lines. The Company receives one order from its customers for all product lines. The orders are picked, packed and shipped on a single order. The customer receives one invoice for all products shipped together. Typically, terms of the order, including cash discounts, volume rebates etc. are bundled for all product lines sold to a customer.

ii.	Metrics for the Company’s distribution centers including order turnaround, labor efficiency and shipping costs are aggregated and presented to the CODM in a monthly report which does not include any product line data.

John Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

September 19, 2011

iii.	The Company’s distribution is organized by geography, not by product line. The Company’s four primary distribution points, Cincinnati, Jacksonville, Dallas and Bakersfield distribute all product lines.

iv.	Resource allocation at the Company with respect to such mattes as sales and service staffing levels, distribution footprint, warehouse labor and capital expenditures are primarily driven by operational considerations in the distribution centers, back office and field. The two largest capital spend projects in 2009 and 2010 were on corporate wide ERP implementation and new ordering technology for the field sales and service organization. At the end of 2010, the Company entered into a multiyear consulting engagement with AT Kearney to streamline the flow of product from our numerous Asian sources. These resource decisions benefited all product lines and were not specific to any single product line.

c.	Compensation

i.	Sales executives and managers at the Company are compensated based on total revenue or gross margin for their respective customers or channel. There are no sales executives or managers compensated based on product line revenues. Similarly, individual sales representatives have commission or bonus compensation based on total sales for their customers or geographic territory. Additionally, efficiency bonus metrics are based on operating costs as a percent of total revenue. Sales executives have a bonus objective tied to the total cost of the sales organization as a percent of revenue. Operating executives have bonus objectives tied to delivery costs as a percent of total shipments.

3.	Comment: Similarly, please explain why these product lines do not represent reporting units for goodwill impairment testing purposes.

Response: The Company acknowledges the Staff’s comment. As discussed in the response to comment two above, the Company has concluded that Canada, Mexico and All Points met the operating segments criteria at December 31, 2010. As such, the Company has also concluded that Canada, Mexico and All Points should also be considered separate reporting units for goodwill impairment testing purposes. As discussed above, these three reporting units together represent less than 6.5% of the Company’s consolidated revenues for the year ended December 31, 2010 and less than 1.0% of the Company’s total assets.

A market valuation was performed for the entire Hillman business, including Canada, Mexico and All Points as of the May 28, 2010 acquisition. At December 31, 2010, the financial results for Canada, Mexico and All Points were in line with forecasted operating results for the seven months ended December 31, 2010 and there was no indication of

John Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

September 19, 2011

goodwill impairment for any of the Company’s operating segments at December 31, 2010. The Company will separately test the associated goodwill for each reporting unit for impairment during its annual impairment test or sooner if indicators of impairment are present.

Additionally, the Company has determined that the recently acquired Tagworks business and the Australian subsidiary represent reporting units and the Company will conduct its initial testing of the associated goodwill for each of these newly acquired reporting units for impairment during its annual impairment test or sooner if indicators of impairment are present.

The Company has concluded that the Hillman Operating Segment, which contains the remaining product line components and represents 93.5% of the total revenue and 99.0% of total assets of the Company as of December 31, 2010, meets the definition of a single reporting unit. The reporting unit guidance in ASC Topic 350-20-55 identifies the following characteristics that must be present for a component of an operating segment to be considered a reporting unit:

1.	Discrete Financial Information

2.	Reviewed by Segment Management

3.	The Component constitutes a Business or Nonprofit Activity.

The following is a discussion of each of these components as it relates to the Company:

1.	Discrete Financial Information

Although the Company aggregates product information into six product categories for monthly revenue and gross profit reporting, the Company considers it portfolio of approximately 60,000 sku’s as one customer offering. The product lines are a part of a single business of supplying a wide assortment of difficult to source hardware products to hardware stores, home centers, mass merchant, pet supply and other retailers. There is a single point of contact with the customers in terms of processes, including ordering products, service and sales representation, picking orders, shipping, invoicing and collecting, regardless of the number of product categories purchased by customers. Lowe’s, the Company’s largest single customer, purchases products in all six product categories. This is also true for most of the independent hardware stores that the Company services. The vast majority of the Company’s customers buy products from multiple product categories.

As noted in the response to comment two above, the Company does not have sufficiently detailed, discrete financial information by product category. Additionally, assets and liabilities are not segregated by product lines. As discussed in ASC 350-20-35, “The need to perform extensive assignment of assets and liabilities below an operating segment may question whether the component is a business within the meaning of ASC 805.”

John Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

September 19, 2011

2.	Reviewed by Segment Managers

As noted in the response to comment two above, the Company has no functional or segment management within the organization with specific product line responsibility, and therefore there is no management review of product line operating results.

3.	The Component Constitutes a Business or Nonprofit Activity

The component of an operating segment must meet the definition of a “business” under ASC Topic 805 to be identified as a reporting unit. ASC 805-10-20 defines a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

A market participant buys from Hillman because of the breadth of its product offerings and ability to source, service and distribute small hardware items in an efficient manner. The primary resource or inputs of the Company, like most distributors, are its employees and the value of its customer relationships. Unlike many of its competitors, the Company has its own factory sales and service organization with over 700 full time employees calling on its retail customers. The Company’s sales and service organization drives sales for us and our retail customers by taking orders, maintaining the retail displays, down stocking product and selling new products and programs. The sales and service organization is organized by geography not by product line. The employees in the sales and service organization sell and service all product categories for the customers in their geographic region. The average tenure of employees in the sales and service organization is over seven years. Their success is largely a result of the relationships they have developed with the retailers. The cornerstone of these relationships is the vast assortment of products offered by Hillman and the customer’s ability to source, service and distribute small hardware items in an efficient manner. Based on these factors, the Company believes a market participant could not replicate the value of the sales and service organization and their relationships with its customers if one of the product lines was disaggregated.

Another critical input is the Company’s distribution infrastructure. The Company has invested heavily in distribution technology including RFID, Pick to Light, Warehouse Management Systems (“WMS”) software and carousels to improve the throughput and efficiency of its operations. The distribution network is not product line specific; instead, it is designed to distribute all product lines in the delivery of a portfolio of product lines to its end customers. The distribution network would be very difficult to duplicate by a market participant.

John Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

September 19, 2011

As discussed above, the Company’s success and profitability is driven by its ability to efficiently and cost-effectively source a wide breadth of products and pick, pack and ship to customers in a single order. A market participant could not separately manage the sourcing, warehousing and delivery processes utilized by the Company on an individual product line basis.

A market participant could also not readily obtain the tenured sales and service organization and the customer relationships necessary to sell products separately to the retail marketplace. In addition, the Company believes that a market participant could not process the sales orders in a cost efficient manner without the warehousing and distribution capabilities and scale employed by the Company.

Also, according to EITF D-101, “The fact that operating information (revenues and expenses) exists for a component of an operating segment does not mean that the component constitutes a business. For example, a component for which operating information is prepared might be a product line or a brand that is part of a business rather than a business itself.” Based on the foregoing and the analysis of inputs, processes and outputs, the Company does not believe that separate product lines would constitute a business as defined by ASC 805-10-20.

While the Company believes each of the product line components lack all the required characteristics to be considered a separate reporting unit, the Company further analyzed the following factors as discussed in EITF D-101. This analysis indicates that even if these components were considered separate reporting units under an alternative view, the product line components could have similar characteristics and could be reasonably included in a single reporting unit, which supports the Company’s ultimate conclusion:

1.	Nature of products and services – All six product categories, fasteners, keys, LNS, threaded rod, builder's hardware and engraving products, are sold to all nine of the market channels we track. The products sold to ACE hardware are the same products sold to Lowe’s.

2.	Nature of the production process – The Company is primarily a distributor. The Company does perform light assembly operations in Tempe, Arizona in connection with its key duplicating and engraving machines. Generally, the key duplicating and engraving machines are not sold to the retailer. More than 98% of key and engraving revenue is derived from the sale of the key blanks and engrave-able tags which the Company sources and distributes through its distribution network along with the fastener, LNS, threaded rod and builder’s hardware product lines.

3.	The type or classes of customer – All of the Company’s customers are retailers, primarily home centers, specialty retailers, hardware stores, or mass merchants.

John Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

September 19, 2011

4.	The method used to distribute products or provide services – Distribution to all of the Company’s market channels occurs through the same distribution network. For example, the Cincinnati distribution center stores products, picks orders, packs and ships all product lines to all market channels. Lowe’s buys keys, LNS, threaded rod, engravable tags and fasteners from the Company. All product lines are ordered on one Electronic Data Interchange (“EDI”) purchase order from Lowe’s. The Company, in turn, picks, packs, and ships a consolidated order to Lowe’s with all product lines combined.

5.	Whether goodwill is recoverable from the separate operations of each component business – The Company does not believe that any potential goodwill allocated to a product line component is recoverable on a stand-alone basis primarily due to the high capital costs associated with developing and maintaining the distribution infrastructure that is critical and necessary to service its customers on a sustainable basis. The Company is dependent on sales volumes across product lines to support the distribution costs necessary to be competitive in the marketplace and could not do so if it only serviced a single or even a couple product lines.

6.	The extent to which the component businesses or nonprofit activities share assets and other resources – As noted in 4. above, the Company utilizes common facilities and capital equipment in the distribution of all products provided to its end customers. The Company views its distribution platform as a key competitive advantage in the marketplace.

7.	Whether the components support and benefit from common research and development projects – As discussed above, the two largest capital spend projects in 2009 and 2010 were on corporate-wide ERP implementation and new ordering technology for the field sales and service organization. At the end of 2010, the Company entered into a multiyear consulting engagement with AT Kearney to streamline the flow of products from our numerous Asian sources. These resource decisions benefited all product lines and were not specific to any single product line.

John Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

September 19, 2011

Based on the Company’s evaluation of the reporting unit criteria promulgated in ASC 350-20-55, the Company has concluded that it had four reporting units (Canada, Mexico, All Points and the Hillman Operating Segment) for purposes of testing for goodwill impairment at December 31, 2010. In 2011, the Company will also have Tagworks and Australia as additional reporting units. The Company will revise its disclosure in future applicable filings with the Commission as follows:

“Goodwill represents the excess purchase cost over the fair value of net assets of companies acquired in business combinations. Goodwill is an indefinite lived asset and is tested for impairment at least annually or more frequently if a triggering event occurs. The Company considers TagWorks LLC (See Note 4 - Acquisitions), The Hillman Group Canada, LTD., SunSource Integrated Services de Mexico SA de CV, The Hillman Group Australia, PTY., and All Points as separate reporting units and the remaining operations a sixth reporting unit for goodwill impairment testing purposes. If the carrying amount of goodwill is greater than the fair value, impairment may be present. In connection with the 2010 Merger Transaction, an independent appraiser assessed the value of its goodwill based on a discounted cash flow model and multiple of earnings. Assumptions critical to the Company’s fair value estimates under the discounted cash flow model include the discount rate, projected average revenue growth and projected long term growth rates in the determination of terminal values.”

Executive Compensation

Compensation Discussion and Analysis

Assessment of Market Data, Peer Comparisons and Benchmarking of Compensation, Page 107

4.	Comment: We note your response to comment six in our letter dated July 19, 2011. However, it appears you have used market and peer compensation data as a reference point upon which to base, justify or provide a framework for your compensation decisions such that we would expect, in future filings, to see more information about this peer group of companies, including their identities. For further guidance, please refer to Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

John Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

September 19, 2011

Response:

The Company hereby advises the Staff that it has reviewed the Commission’s guidance cited above and confirmed the manner in which the Compensation Committee reviewed and used third-party market data. During 2010, the Compensation Committee reviewed broad-based third-party surveys, rather than compensation information for a specific group of identified peer companies. For example, the Employers Resource Association of Cincinnati survey mentioned in the disclosure below refers to a national executive compensation survey that covers more than 1,800 participating companies, and presents aggregate data such as the mean and median salary and cash bonus paid for identified executive positions across a range of industries within the United States. The data is presented on an aggregate basis only with various groupings such as sales volume, number of employees, industry categories and geographic region. If in the future the Compensation Committee reviews and considers compensation information for a discrete group of selected peer companies, the Company will identify such companies and provide appropriate additional disclosure in the Compensation Discussion and Analysis.

In addition, the Company will revise its disclosure in future applicable filings with the Commission as follows:

“Assessment of Market Data

In establishing the compensation for each NEO, the Compensation Committee considers information about the compensation practices of companies both within and outside our industry and geographic region, and considers evolving compensation trends and practices generally. The Compensation Committee reviews third-party market data published by various organizations, including the Employers Resource Association of Cincinnati, the National Association of Manufacturers and the Compensation Data Manufacturing and Distribution Survey, as part of its assessment of the general competitiveness of the elements of its compensation programs. The Compensation Committee typically reviews such survey data for market trends and developments, and as one factor when making its annual compensation determinations. The Compensation Committee does not typically use market data to establish specific targets for compensation or any particular component of compensation, and does not otherwise numerically benchmark its compensation decisions. Rather, the Compensation Committee may review survey information paid to executives in similar positions and with similar responsibilities as reported on an aggregate basis for companies with comparable sales volume and number of employees both within and outside its industry and geographic region. The Company did not utilize a compensation consultant during fiscal year 2010.”

John Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

September 19, 2011

Short Term Compensation Elements

Base Salary, page 107

5.	Comment: We note your response to comment seven in our letter dated July 19, 2011. Please identify the elements of 2009 financial performance and budgeted 2010 financial performance that your compensation committee took into account when establishing the 3% targeted base salary increases.

Response: The Company acknowledges the Staff’s comment and will revise its disclosure in future applicable filings with the Commission as follows:

“The aggregate targeted base salary increases in 2010 for the Company’s executives, including the NEOs, was set at 3% by the Compensation Committee based upon the Company’s 2009 financial performance as well as budgeted 2010 financial performance. The primary element taken into account by the Compensation Committee when establishing the 3% targeted base salary increase was the projected increase in 2010 EBITDA by 2.7% over 2009. The targeted base salary increase was then adjusted for individual named executive officers based on performance during the prior year and, where applicable, to take account of changes in their responsibilities. Mr. Waters’ salary increase reflects significant increased responsibilities assumed by him in connection with the 2010 Merger Transaction and related financing activities of the Company. Mr. Heredia received no salary increase as a result of delays in the introduction of new key and engraving technology.”

Annual Performance-Based Bonuses, page 108

6.	Comment: We note your response to comment nine in our letter dated July 19, 2011. Please explain how actual performance relative to your named executive officers’ personal management objective is measured in order to arrive at the percentage accomplishment assigned to each individual. With respect to your proposed disclosure, we note that Messrs. Hillman and Church accomplished 78.3% and 139.1%, respectively of their personal performance objectives. Please clarify how you arrived at these percentages. In addition, given that you assigned a percentage accomplishment to Messrs. Hillman and Church and that their personal performance objectives were composed of field service and/or field sales expense as a percent of company sales, it appears these named executive officers’ personal performance objectives were composed of quantities performance targets. As such, please disclose these targets or advise us accordingly.

John Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

September 19, 2011

Response: The Company acknowledges the Staff’s comment and will add the following revised disclosure to the charts in the discussion of Annual Performance-Based Bonuses in future applicable filings with the Commission:

“The table below shows the percentage of the bonus target obtained for each criterion with respect to each NEO for purposes of determining the 2010 Performance Based Bonus award:

	EBITDA (1)	GM$ (2)	GM% (3)	ROANTA (4)	Safety (5)	PMO’s (6)
Max. W. Hillman	97.7%	75.6%	0.0%	111.0%	100%	100.0%
James P. Waters	97.7%	n/a	0.0%	111.0%	100%	100.0%
Richard P. Hillman	97.7%	59.2%	0.0%	n/a	100%	78.3%
George L. Heredia	97.7%	103.2%	0.0%	n/a	100%	0.0%
Albert M. Church	97.7%	139.6%	0.0%	n/a	100%	139.1%

(1)-	The Company achieved EBITDA, as adjusted for certain non-recurring items, of $84.3 million on a performance bonus target of $84.4 million.
(2)-	The gross margin dollar performance target varies by NEO. Mr. Max Hillman’s gross margin performance target was based on a corporate wide gross margin target of $236.6 million. Mr. Richard Hillman’s gross margin bonus target related to gross margin on the Company’s independent, regional hardware and All Points customers only. The gross margin bonus target for this group of customers was $113.2 million with actual gross margin achieved of $111.6 million. Mr. Heredia’s gross margin target related to sales by the engraving business was $19.0 million and actual gross margin achieved $19.1 million. Mr. Church had a gross margin target for Lowe’s and Home Depot of $74.4 million. Lowe’s and Home Depot gross margin was $75.3 million in 2010.
(3)-	The Company achieved gross margin percentage of 51.1% on a target of 51.9%.
(4)-	The Company achieved Return On Net Tangible Assets (“ROANTA”) of 55.3% on a target of 55.0%.
(5)-	The Company safety objective is based on reducing the number of OSHA recordable safety violations. The 2010 performance target and the actual number of OSHA recordables were each 37.
(6)-	The performance management objective (“PMO”) for Mr. Max Hillman or Mr. Waters was to develop a distribution and manufacturing rationalization plan for 2011, which was achieved. Mr. Richard Hillman’s PMO was to maintain 2010 field service and sales expense at 12.31% of corporate net sales. Actual field service and sales expense was 12.39% of net sales. Mr. Heredia’s PMO was to place an additional 550 engraving machines in retail locations, which he did not achieve. Mr. Church’s PMO was to maintain 2010 field service expense as a percent of net sales for national account customers at 10.24%. The actual 2010 field service expense as a percent of net sales for national account customers was 10.12%.

The table below shows the bonus earned for each criteria with respect to each NEO for purposes of determining the 2010 Performance Based Bonus award:

	EBITDA	GM$	GM%	ROANTA	Safety	PMO’s	Total
Max. W. Hillman	82,888	32,062	—	46,613	28,275	42,412	232,250
James P. Waters	26,882	—	—	30,511	9,170	13,755	80,318
Richard P. Hillman	34,943	21,181	—	—	11,920	14,007	82,051
George L. Heredia	24,932	26,334	—	—	8,505	—	59,771
Albert M. Church	23,291	33,275	—	—	7,945	16,572	81,083

7.	Comment: We note your response to comment 10 in our letter dated July 19, 2011. Please disclose your gross margin dollar performance target for 2010.

Response: The Company acknowledges the Staff’s comment. See note (2) to the table provided in the revised disclosure in response to comment six above.

John Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

September 19, 2011

*         *         *

In connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

If you have any questions or additional comments concerning the foregoing, please contact me at (513) 851-4900, extension #2063.

Sincerely,

/s/ James P. Waters
James P. Waters
Chief Financial Officer
The Hillman Companies, Inc.

cc:	John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP